# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KonaTel, Inc., CIK 0000845819
CUSIP: 50050T100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 N. CENTRAL EXPRESSWAY, SUITE 202, PLANO, Utah (UT), 84105-1602
Date of event which requires filing of this statement: 09/17/2025
Filed by CIK 0001563442
Persons authorized to receive notices and communications: Leonard W. Burningham, 1347 E. Gilmer Drive, Salt Lake City, Utah (UT), 84105-1602, 18013637411

## Reporting persons
- McEwen David S (CIK 0001563442): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 16,934,262; shared voting power 0; sole dispositive power 16,934,262; shared dispositive power 0; aggregate amount beneficially owned 16,934,262 (37.2% of the class)
  Comment: The aggregate amount of shares of Common Stock beneficially owned is 16,934,262 shares of direct ownership by Mr. McEwen. On September 16, 2025, Mr. McEwen exercised 375,000 non-compensatory stock options to purchase 375,000 shares of Common Stock of the Company, which shares are included in this amount.
  Based on the 43,566,814 shares of Common Stock of the Company outstanding as of August 14, 2025, as reported in the Quarterly Report of the Company for the quarter ended June 30, 2025, which was filed with the United States Securities and Exchange Commission on August 19, 2025, together with 1,591,666 shares underlying vested incentive stock options that can be exercised within 60 days and which are owned by others, and including the 375,000 shares acquired by Mr. McEwen on the exercise of the above referenced non-compensatory stock options, the present outstanding shares utilized for the percentage of Mr. McEwen's beneficial ownership stated herein amounts to an aggregate total of 45,533,480 shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KonaTel, Inc.
Address of issuer's principal executive offices: 500 N. CENTRAL EXPRESSWAY, SUITE 202, PLANO, Utah (UT), 84105-1602

## Item 2. Identity and Background
Name of person filing: D. Sean McEwen.
Residence or business address: 500 N. Central Expressway, Suite 202, Plano, Texas 75074.
Present principal occupation or employment: Mr. McEwen is the Chairman and CEO of the Company.
Criminal convictions in the last five years: Mr. McEwen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. McEwen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. McEwen is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Effective December 18, 2017, the Company completed an Agreement and Plan of Merger whereby a newly formed wholly-owned subsidiary merged with and into KonaTel, Inc., a Nevada corporation, respectively, "KonaTel Nevada" and the "KonaTel Nevada Merger", and under which KonaTel Nevada was the surviving corporation and became a wholly-owned subsidiary of the Company. Mr. McEwen was the sole shareholder of KonaTel Nevada and received merger consideration of 13,500,000 shares of Common Stock and 1,500,000 non-compensatory stock options to purchase Common Stock of the Company under the KonaTel Nevada Merger.

On September 16, 2025, Mr. McEwen exercised his seventh and eighth tranches of 187,500 non-compensatory stock options each to purchase 375,000 total shares of Common Stock as outlined herein, for $82,500 (based upon an exercise price of $0.22 per share), which has been paid to the Company, effective September 16, 2025, by credit against deferred compensation owed to Mr. McEwen by the Company for prior services rendered, which was approved by unanimous consent of the Company's Board of Directors on January 11, 2022.

## Item 4. Purpose of Transaction
Purpose of transaction: See Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the footnotes to Sections 8, 9, 11 and 13 above.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. McEwen has the sole power to vote 16,934,262 shares, and the sole power to dispose of 16,934,262 shares of Common Stock of the Company beneficially owned by him.
Transactions in the class effected during the past sixty days: On October 20, 2020, Mr. McEwen purchased 2,000,000 shares of the Company's Common Stock at a price of $0.10 per share, in a private transaction.
Other persons with the right to receive dividends or sale proceeds: Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days. Mr. McEwen received 1,500,000 non-compensatory stock options in the KonaTel Nevada Merger. These stock options vested and have been exercised as indicated below on the following dates and were exercisable in the following tranches, and did not expire for a period of five years from the date of vesting: 187,500 shares exercisable March 18, 2018, June 18, 2018, September 18, 2018, December 18, 2018, March 18, 2019, June 18, 2019, September 18, 2019, and December 18, 2019. Mr. McEwen previously exercised his first, second, third, fourth, fifth and sixth tranches of 187,500 non-compensatory stock options to purchase 187,500 shares of Common Stock as outlined herein. On September 17, 2024, the Company's Board of Directors adopted resolutions to extend Mr. McEwen's expiration dates on his last two traunches by one year. Therefore, his September 18, 2024, expiration date was extended to September 18, 2025, and his December 18, 2024, expiration date was extended to December 18, 2025. His last two tranches had a six year expiration. Mr. McEwen has exercised his seventh and eighth tranches of 187,500 non-compensatory stock options to purchase 375,000 total shares of Common Stock as outlined herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly by the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
8-KA-1 Current Report dated November 15, 2017, and filed with the SEC on December 20, 2017
https://www.sec.gov/Archives/edgar/data/845819/000107878217001709/0001078782-17-001709-index.htm
8-KA-2 Current Report dated November 15, 2017, and filed with the SEC on April 17, 2018.
https://www.sec.gov/Archives/edgar/data/845819/000151597118000041/0001515971-18-000041-index.htm

## Signatures
- McEwen David S: /s/ D. Sean McEwen, D. Sean McEwen (09/17/2025)